UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

May 20, 2019

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On May 16, 2019, we issued an offering overview discussing our financial results for the quarter ended March 31, 2019. The text of the offering overview is set forth below.

Q1 2019*

MOGULREIT I

OFFERING OVERVIEW	TOTAL INVESTMENT VALUE[1]	$48,050,454
	TOTAL ASSET VALUE[2]	$293,635,000
	NUMBER OF INVESTMENTS	18
MogulREIT I is a public, non-traded REIT, focused on providing	WEIGHTED AVERAGE INVESTMENT TERM	45 Months
monthly income to investors through debt and equity investments in a diversified pool of commercial real estate	DISTRIBUTION FREQUENCY	Monthly
property types including multifamily, retail, office, and industrial.	TAX REPORTING FORM	1099-DIV
	CONSECUTIVE DISTRIBUTIONS[3]	30 Months
KEY OBJECTIVES

 To pay attractive and consistent cash distributions; and

 To preserve, protect, increase and return your capital contribution.

PORTFOLIO STATISTICS4

*All data as of March 31, 2019.

1	Aggregate value of all underlying investments in MogulREIT I, LLC based on the current outstanding investment amount, including outstanding cash.
2

Aggregate value of all underlying properties in MogulREIT I, LLC based on appraisals dated within 6 months of the original acquisition by Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable.

3	This is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.
4	Based on the current outstanding investment amount.

DISTRIBUTION HISTORY

	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	MONTHLY CASH DISTRIBUTION PER SHARE	NET ASSET VALUE (NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
2016	9/30	8/15 – 9/30	$10.00	$0.1000	$10.00	8.00%	8.00%
	11/30	10/1 – 11/30	$10.00	$0.1333	$10.00	8.00%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0667	$10.00	8.00%	8.00%
2017	1/31	1/1 – 1/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0667	$10.00	8.00%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	6/30	6/1 – 6/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	7/31	7/1 – 7/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0653	$9.80	7.84%	8.00%
2018	1/31	1/1 – 1/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0655	$9.82	7.86%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0655	$9.82	7.84%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	6/30	6/1 – 6/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	7/31	7/1 – 7/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0647	$9.70	8.00%	8.25%

	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	DAILY CASH DISTRIBUTION PER SHARE	NET ASSET VALUE (NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
2019	1/31	1/1 – 1/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	2/28	2/1 – 2/28	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	3/31	3/1 – 3/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%

All distribution amounts were calculated for the distribution periods shown and based upon historical Net Asset Value (NAV), as displayed above.

Beginning January 1, 2019, the Manager calculates distributions on a daily basis.

INVESTMENT ACTIVITY

DISTRIBUTIONS

All monthly distributions declared during the first quarter of 2019, in addition to all distributions declared and paid since the REIT began its operation, equate to approximately 7.76% on an annualized basis based upon Purchase Price as of 3/31/2019.

The annualized distribution rate is not a guarantee or projection of future distributions, and the board of directors may in the future declare lower distributions or no distributions at all for any given period. While the board of directors is under no obligation to do so, the annualized distribution rate assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

PORTFOLIO OVERVIEW

ASSET	LOCATION	MOGULREIT I ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	ORIGINAL PRINCIPAL ACQUIRED	REMAINING BALANCE AS OF 3/31/19	INTEREST YIELD AS OF 3/31/19
Synchrony Financial	Canton, OH	8/19/16	Office	Preferred Equity	$2,000,000	$1,136,081	10.00%
Parkway Plaza	San Antonio, TX	2/17/17	Office	Mezzanine Loan	$3,400,000	$3,400,000	10.00%
Highland Place	Centennial, CO	3/22/17	Retail	Mezzanine Loan	$2,300,000	$2,300,000	10.00%
Pensacola Marketplace	Pensacola, FL	6/12/17	Retail	Mezzanine Loan	$1,125,000	$1,125,000	9.75%
Northside at Johns Creek	Suwanee, GA	6/20/17	Office	Subordinated Loan	$1,500,000	$1,500,000	14.00%
Jadak HQ	Syracuse, NY	6/28/17	Office/ Industrial	Preferred Equity	$1,500,000	$1,500,000	11.00%
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	$3,325,000	14.00%
Crossroads South	Jonesboro, GA	8/3/17	Retail	Preferred Equity	$1,250,000	$1,250,000	12.00%
Corona Marketplace	Corona, CA	8/17/17	Retail	Mezzanine Loan	$3,549,300	3,549,300	14.00%
378 Moss St	Chula Vista, CA	11/15/17	Multifamily	Bridge Loan	$3,575,000	$4,490,000	8.50%
2395 29th Ave	San Francisco, CA	2/16/18	Multifamily	Bridge Loan	$4,750,000	$4,750,000	8.00%
Harbor Hills	La Habra, CA	3/16/18	Retail	Preferred Equity	$1,900,000	$1,900,000	11.00%
Orange Tree Village	Tucson, AZ	4/23/18	Multifamily	Preferred Equity	$2,275,000	$2,275,000	12.00%
Amerigroup Corp HQ	Virginia Beach, VA	5/21/18	Office	Preferred Equity	$1,700,000	$1,700,000	12.00%
Riverside Office Portfolio	Riverside, CA	10/22/18	Office	Mezzanine Loan	$2,500,000	$2,500,000	13.00%

Naugatuck Valley Shopping Center	Waterbury, CT	10/23/18	Retail	Preferred Equity	$3,000,000	$3,000,000	12.00%
Ashlan Park	Fresno, CA	11/19/18	Retail	Second Mortgage	$3,600,000	$3,600,000	13.48%
Portland Office	Portland, OR	11/27/18	Office	Bridge Loan	$3,950,000	$3,950,000	8.98%
					$47,199,300	$47,250,381	11.11%*

INVESTMENT ACTIVITY (CONT.)

INVESTMENT UPDATES

SYNCHRONY FINANCIAL

Location: Canton, OH

Property Type: Office

Total Investment: $2,000,000

Outstanding Balance (as of 3/31/19): $1,136,081

Purpose of Investment: The sponsor used the proceeds from the investment to acquire the asset and plans to hold for the long term.

Seniority: Preferred Equity

Date Added to REIT: 8/19/2016

Term: 66 Months

Asset Management Update: To date, the property has performed as projected.  In 2017, the tenant completed over $1.7 million in tenant improvements, with $1.1 million funded by the tenant, which was a good indicator that the tenant was financially sound.  Since that time, there have been no major updates at the property, and the borrower has not received any complaints from the tenant.  The investment is structured to fully amortize over a 5.5-year period; thus, the loan should fully amortize prior to the date that the tenant would need to give notice to exercise their termination option in March 2022.  The investment has been amortizing as agreed and nearly half of the principal is paid off.

INVESTMENT ACTIVITY (CONT.)

PARKWAY PLAZA

Location: San Antonio, TX

Property Type: Office

Total Investment: $3,400,000

Outstanding Balance (as of 3/31/19): $3,400,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another investor and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Seniority:  Mezzanine Loan

Date Added to REIT: 2/17/2017

Term: 36 Months

Asset Management Update: The property is 96% leased as of March 2019 with a diverse rent roll.  The borrower executed a five-year extension of a 17,000 square foot tenant whose lease was expiring in Q1.  The borrower listed the property for sale in January 2019, but decided to take the property off the market, and indicated that they intend to refinance the property to bring down their cost of capital.

INVESTMENT ACTIVITY (CONT.)

HIGHLAND PLACE

Location: Centennial, CO

Property Type: Office

Total Investment: $2,300,000

Outstanding Balance (as of 3/31/19): $2,300,000

Purpose of Investment:  The borrower used the proceeds of the investment to refinance another loan and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Seniority: Mezzanine Loan

Date Added to REIT: 3/22/2017

Term: 36 Months

Asset Management Update: The property is 99% leased as of March 2019.  The borrower listed the property for sale in December 2018.  The borrower received an offer but decided to take the property off the market after the buyer backed out.  The borrower has indicated that they intend to refinance the property to bring down their cost of capital.

INVESTMENT ACTIVITY (CONT.)

PENSACOLA MARKETPLACE

Location: Pensacola, FL

Property Type: Retail

Total Investment: $1,125,000

Outstanding Balance (as of 3/31/19): $1,125,000

Purpose of Investment:  The borrower used the proceeds of the investment to refinance another loan and extend the loan term.

Seniority: Mezzanine Loan

Date Added to REIT: 6/12/2017

Term: 36 Months

Asset Management Update: The property is 100% leased as of December 2018. The three tenants at the property, Ross (26,838 square feet), Office Depot (20,930 square feet) and T Mobile (2,000 square feet) have leases that expire in January 2021, February 2023 and June 2020, respectively.

INVESTMENT ACTIVITY (CONT.)

NORTHSIDE AT JOHNS CREEK

Location: Suwanee, GA

Property Type: Office

Total Investment: $1,500,000

Outstanding Balance (as of 3/31/19): $1,500,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another investor and secure additional financing to pay for tenant improvements and leasing commissions for new leases.

Seniority: Subordinated Loan

Date Added to REIT: 6/20/2017

Term: 24 Months

Asset Management Update: We are currently working with the senior lender, Calmwater Capital, on a loan extension given this loan is due to mature in June 2019.  The property is currently master leased to Northside Hospital through December 2019.  The property is currently 68.1% occupied and the borrower is actively working on new leases.  Occupancy has grown from 58% since inception to 68% as of March 2019.

INVESTMENT ACTIVITY (CONT.)

JADAK HQ

Location: Syracuse, NY

Property Type: Office

Total Investment: $1,500,000

Outstanding Balance (as of 3/31/19): $1,500,000

Purpose of Investment: The sponsor used the proceeds from the investment to acquire the asset, cover closing costs and fund capital reserves.

Seniority: Preferred Equity

Date Added to REIT: 6/28/2017

Term: 60 Months

Asset Management Update: The property is currently under contract for sale.  The closing is scheduled for June 2019, and the borrower has communicated that it will be repaying this investment.  The buyer currently has a $350,000 non-refundable deposit held in escrow.

INVESTMENT ACTIVITY (CONT.)

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Total Investment: $3,325,000

Outstanding Balance (as of 03/30/19): $3,325,000

Purpose of Investment: The sponsor used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Seniority: Preferred Equity

Date Added to REIT: 7/18/2017

Term: 120 Months

Asset Management Update: The property is 90% occupied and 91% leased as of December 2018.  In Q1 2019, the borrower executed a three-year extension through September 2027 with the portfolio’s largest tenant (51,000 square feet), which tenant represents almost 21% of the portfolio’s net rentable square footage.  The tenant has an option to terminate after January 2025; however, in order to exercise this option, the tenant must demonstrate a greater than 25% reduction in in-store sales year over year.  Further, in Q1 2019, the borrower executed a five-year extension with a 10,000 square foot tenant, representing 4.1% of the portfolio’s net rentable square footage.

INVESTMENT ACTIVITY (CONT.)

CROSSROADS SOUTH

CROSSROADS
SOUTH
Kroger
Rainbow
DOMINICAN
HAIR SALON
SHOE SHOW
Roses
China A
RESTAURANT
planet
fitness
H&R BLOCK
DOMINICAN &
INTERNATIONAL
FOOD
HAIR BRAIDING

Location: Jonesboro, GA

Property Type: Retail

Total Investment: $1,250,000

Outstanding Balance (as of 3/31/19): $1,250,000

Purpose of Investment: The sponsor used the proceeds of the investment to acquire the property, cover closing costs and fees and fund a capital expenditure, leasing commission and tenant improvement reserve for property improvements, new leases and lease extensions.

Seniority: Preferred Equity

Date Added to REIT: 8/3/2017

Term: 36 Months

Asset Management Update: As of March 2019, occupancy was static quarter over quarter at 91.1%.  The Pep Boys outparcel was sold in March 2019, and all net sales proceeds were used to pay down the senior lender.  We have executed a redemption agreement with the borrower to buy out our preferred equity investment on or before July 19, 2019.  Given the leasing risk with over 55% of the rent roll expiring before December 2021, including the property’s grocery anchor, we believe that it is an appropriate time to exit the investment.

INVESTMENT ACTIVITY (CONT.)

CORONA MARKETPLACE

Location: Corona, CA

Property Type: Retail

Total Investment: $3,549,300

Outstanding Balance (as of 3/31/19): $3,549,300

Purpose of Investment:  The borrower used the proceeds of this investment to fund capital expenditures to redevelop the property.

Seniority: Mezzanine Loan

Date Added to REIT: 8/17/2017

Term: 82 Months

Asset Management Update: The borrower has executed its business plan to redevelop the asset, and the property is 96% occupied as of March 2019.  Base rents for Chuze (37,547 square feet, 33% of the property’s net rentable square footage) and Aldi (22,050 square feet, 19% of the property’s net rentable square footage) commenced in June 2018 and July 2018, respectively, and there is an executed lease for Big Air Trampoline Park (34,100 square feet, 30% of the property’s net rentable square footage).  The lease dictates that the first monthly rental payment will be in May 2019.  The borrower has executed a term sheet with a take-out lender, and the borrower has communicated that it will be repaying this investment in Q2 2019.

INVESTMENT ACTIVITY (CONT.)

378 MOSS ST

Location: Chula Vista, CA

Property Type: Multifamily

Total Investment: $4,490,000

Outstanding Balance (as of 3/31/19): $4,490,000

Purpose of Investment: The sponsor is using the proceeds from this investment to renovate the property prior to final lease up.

Seniority: Bridge Loan

Date Added to REIT: 11/15/2017

Term: 36 Months

Asset Management Update: The project exterior is approximately 85% complete, and the borrower has communicated that the building exterior will be completed in May 2019.  Interior renovations have commenced, and the borrower has communicated that the building interiors will be completed by August 2019.  The project has experienced delays, and the borrower had construction overruns that resulted in an increased loan amount, from $3,575,000 to the current loan amount of $4,490,000.  The borrower is obligated to contribute $250,000 to the interest reserve, and we are currently working with the borrower to replenish such reserve.

INVESTMENT ACTIVITY (CONT.)

2395 29TH AVE

Location: San Francisco, CA

Property Type: Multifamily

Total Investment: $4,750,000

Outstanding Balance (as of 3/31/19): $4,750,000

Purpose of Investment:  The borrower used the proceeds of this investment to acquire the property and fund renovations.

Seniority: Bridge Loan

Date Added to REIT: 2/16/2018

Term: 36 Months

Asset Management Update: As of December 2018, the property is 93% occupied.  The capital improvements consisted of two phases.  The borrower has completed the first phase, which consisted of renovating four previously vacant units and completing seismic upgrades to the building.  The borrower is currently completing the second phase, which consists of converting the garage units into alternative dwelling units, or ADUs, and completing seismic upgrades relating to such units.  Although a few months behind schedule due to an ADU upgrade permit that was delayed, the borrower has leased the four previously vacant units at an average premium of 16% to proforma.  Because of the delays, there was an increase to the budget of $250,000 which was funded by a capital call from equity partners, not by an increase in senior loan proceeds.  The borrower communicated that the exit plan is to either sell the property or refinance the loan to cheaper capital once the property has a few months of stabilization.

INVESTMENT ACTIVITY (CONT.)

HARBOR HILLS

Location: La Habra, CA

Property Type: Retail

Total Investment: $1,900,000

Outstanding Balance (as of 3/31/19): $1,900,000

Purpose of Investment: The sponsor used the proceeds of the investment to acquire the property and fund capital expenditures to renovate the property.

Seniority: Preferred Equity

Date Added to REIT: 3/16/2018

Term: 24 Months

Asset Management Update: Renovations are underway to renovate the retail center into a lifestyle center including renovation of the front façade, replacement of current monument sign and outstanding deferred maintenance.  Current leasing is coming in at $2 per square foot above underwriting.  The borrower is currently working with our asset management team and the senior lender to increase senior loan proceeds to fund final renovations.

INVESTMENT ACTIVITY (CONT.)

ORANGE TREE VILLAGE

Location: Tucson, AZ

Property Type: Multifamily

Total Investment: $2,275,000

Outstanding Balance (as of 3/31/19): $2,275,000

Purpose of Investment: The sponsor used the proceeds of the investment to acquire the property and fund capital expenditures to renovate the property.

Seniority: Preferred Equity

Date Added to REIT: 04/23/2018

Term: 36 Months

Asset Management Update:  The sponsor completed all planned exterior capital improvements and a subset of the planned unit interior renovations and decided to place the property on the market rather than completing the renovation plan due to favorable market conditions and the opportunity to sell the property quickly.  The property is currently under contract for sale, and the contract stipulates a closing date in June 2019.

INVESTMENT ACTIVITY (CONT.)

AMERIGROUP CORP HQ

Location: Virginia Beach, VA

Property Type: Office

Total Investment: $1,700,000

Outstanding Balance (as of 3/31/19): $1,700,000

Purpose of Investment: The sponsor used the proceeds of the investment to acquire the property.

Seniority: Preferred Equity

Date Added to REIT: 5/21/2018

Term: 36 Months

Asset Management Update: The property is a 100% NNN leased asset to Amerigroup, a wholly owned subsidiary of Anthem Group (NYSE: ANTM).  Because of consistent institutional ownership and tenancy, the Property has been well-maintained, regularly upgraded and is in excellent condition, both in terms of aesthetic quality and building systems.  Amerigroup’s lease expires in October 2020, and if the tenant intends to renew, they are required to deliver notice by December 31, 2019.  The borrower has communicated to us that they expect to engage the tenant for renewal in early Q4 2019.  We believe that the tenant risk is mitigated by the length of time to release the building and the loan structure.

INVESTMENT ACTIVITY (CONT.)

RIVERSIDE OFFICE PORTFOLIO

Location: Riverside, CA

Property Type: Office

Total Investment: $2,500,000

Outstanding Balance (as of 3/31/19): $2,500,000

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property and fund tenant improvements and leasing commissions for new leases and lease renewals.

Seniority: Mezzanine Loan

Date Added to REIT: 10/22/2018

Term: 24 Months

Asset Management Update: In addition to executing on a moderate lease up strategy, the borrower’s business plan included selling individual parcels.  After Q1 2019 ended, the borrower sold the smallest building (2190 Market, 6,290 SF) to the existing tenant, Arc Riverside, for $550,000 above our underwritten sales price. The deal was closed in April 2019 and repaid a portion of the senior mortgage in addition to approximately $165,000 in principal towards our mezzanine debt.  The borrower has communicated that it will begin its capital improvements plan in Q2 2019, and it is working on expanding two existing tenants in the portfolio.

INVESTMENT ACTIVITY (CONT.)

NAUGATUCK VALLEY SHOPPING CENTER

Location: Waterbury, CT

Property Type: Retail

Total Investment: $3,000,000

Outstanding Balance (as of 3/31/19): $3,000,000

Purpose of Investment: The sponsor used the proceeds of this investment to acquire the property and fund tenant improvements and leasing commissions for new leases and lease renewals.

Seniority: Preferred Equity

Date Added to REIT: 10/23/2018

Term: 60 Months

Asset Management Update: The sponsor is continuing with their business plan to renew tenants and execute new leases.  The following renewals have been executed: (i) Stop and Shop exercised a five-year extension (ii) Staples renewed for 3 years and (iii) Bob’s Stores extended until through January 2022.  The sponsor is currently in discussions with a 8,000 square foot tenant for a three-year renewal.  While no new leases have been executed since acquisition, the borrower requested approval in April 2019 for a 35,000 square foot trampoline park and a 20,000 square foot lease for Ashley Furniture.  Both approvals are in process.

INVESTMENT ACTIVITY (CONT.)

ASHLAN PARK

Location: Fresno, CA

Property Type: Retail

Total Investment: $3,600,000

Outstanding Balance (as of 3/31/19): $3,600,000

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property.

Seniority: Second Secured Mortgage

Date Added to REIT: 11/19/2018

Term: 21 Months

Asset Management Update: The borrower’s business plan is to sell the pad tenants and use the proceeds of those sales to pay down the senior loan.  Thus far, the borrower has sold the Dollar Tree and Chevron outparcels.  All net proceeds were applied towards the first mortgage loan, which was paid down from $8.9M to $5.1M.  A smaller outparcel is also under contract.

INVESTMENT ACTIVITY (CONT.)

PORTLAND OFFICE

Location: Portland, OR

Property Type: Office

Total Investment: $3,950,000

Outstanding Balance (as of 3/31/19): $3,950,000

Purpose of Investment: Acquire the property and execute on capital expenditures to make the property rent ready for the new tenant, American Medical Concepts.

Seniority: Senior Loan

Date Added to REIT: 11/27/2018

Term: 36 Months

Asset Management Update: Prior to the close of the loan, a new 10-year lease was signed for the entire space by American Medical Concepts (AMC).  The prior tenant, Gann Brothers Printing, who was the seller of the property, vacated on March 27, 2019 and AMC is scheduled to take possession in late May.  AMC has commenced paying rent.  The capital improvements plan has been ahead of schedule – demolition is complete, and the windows are all repaired. The borrower is in process of completing exterior brick work, electrical repairs, plumbing repairs and painting.

MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT I.  We have now provided 30 consecutive months of distributions, totaling over $5.65MM.  To date, 4,745 investors have invested $49.96MM into the REIT.  We are also happy to share that over 68% of investors have enrolled in the distribution reinvestment plan, allowing for their distributions to compound over time.

Regarding the makeup of the portfolio, MogulREIT I currently has 18 investments with the underlying real estate spread across 11 states.  We’re proud to have constructed a diversified portfolio for investors to get broader exposure to the commercial real estate market with a single investment into the REIT.

MACRO OVERVIEW

Most economic indicators are positive, and the consensus appears to suggest that there is more economic expansion in the US.  We are, however, aware that there are multiple global risks that may disrupt growth, including a potential trade war, increasing domestic political tension and civil unrest abroad, among others.  We are watching these risks closely and including a potential event in our strategic thinking.

GDP GROWTH

Though we believe the U.S. economy is in the late stages of recovery, we continue to believe that there will be moderated economic expansion.  According to the ULI real estate economic forecast, a survey of leading real estate economists, GDP growth is forecast at 2.3% in 2019 and 1.8% in 2020.  The first quarter of 2019 has already substantially beat that forecast with a 3.2% increase in GDP.  2018 ended with real GDP growth of 2.2%.

MARKET UPDATES (CONT.)

EMPLOYMENT AND WAGE GROWTH

Unemployment continues to drop, with unemployment rates at their lowest levels in over two decades, at 3.6%.  We believe this is one of the most important macroeconomic factors for real estate and one of the foundations of our cautiously optimistic near-term outlook.  In addition to continued reduction in unemployment, real average hourly earnings increased 1.3%, seasonally adjusted from March 2018 to March 2019, an indicator that consumers are starting to capture the benefit of the growing economy.

MARKET UPDATES (CONT.)

IMPACT OF MONETARY POLICY

While GDP growth, a decline in unemployment and wage growth are all indicators of a strong and thriving economy and we in the United States may consider ourselves fortunate compared to many economies around the world that are suffering from severe economic issues, the monetary policy from the federal reserve has been tempering even further economic success.  Starting in December 2015, the Fed has been raising interest rates and expects to gradually raise rates further. The Fed raised rates once in 2016, three times in 2017, and four times in 2018, by 0.25 percentage points each time. However, considering increased economic uncertainty and financial volatility, the Fed announced in January 2019 that it would be “patient” before raising rates again, holding the Federal Funds Rate at 2.5% as of March 30, 2019.

Despite a rising interest rate environment since 2015, interest rates remain at relatively low rates compared to the last 40 years.  As it relates to MogulREIT I and the composition of some of the high-yield fixed income investments in our portfolio, these still historically low interest rates create a strong incentive for our borrowers and sponsors to refinance out of high-yielding preferred equity and mezzanine debt as soon as their projects are stabilized and qualify for longer term, fixed-rate financing.

MARKET UPDATES (CONT.)

INVESTMENT STRATEGY

Since inception of MogulREIT I, we have focused on two key objectives: paying attractive and consistent cash distributions and preserving, protecting and returning initial capital contributions.  At a macro level, this strategy is not changing.  To date, the majority of the portfolio has been invested in fixed income type of investments including senior loans, b-notes, preferred equity and mezzanine debt.  As a result of these structures, we have not had any opportunity to participate in any upside or appreciation in any of the underlying properties – we have historically strictly been paid a fixed, monthly interest payment from our borrowers and sponsors.  Further to this decision, there has been no opportunity for our Net Asset Value, or NAV, to increase.  This was intentional since inception of the REIT.

As we start to see several our investments look to refinance to cheaper capital due to low interest rates, we are working to re-deploy that capital into new investments with the opportunity to participate in the upside appreciation of the underlying real estate and move our Net Asset Value, or NAV, over time.  For these investments, we are targeting joint venture equity and direct acquisitions of real property.  To continue to focus on our key objective of paying attractive and consistent cash distributions, we are targeting existing assets with strong tenant bases and high occupancy where we expect there to be consistent income.  We are actively looking in markets that had sustained occupancy from tenants during the 2008 recession.

We believe this strategy may allow us to expand the duration of investments in the portfolio.  We believe the REIT is best suited to think and act long term and hold assets through a market correction, should one occur.

In the context of risk mitigation, we also spend time thinking about and planning for a market correction.  Even though many fundamentals are strong, we do have an inverted yield curve, which has historically been a decent predictor of an impending market correction, and the current length of this recovery is longer than historical recoveries.  We want to be prepared and we want to be in a position to hold onto real estate assets through the cycle.

Thank you for your continued support of MogulREIT I and we look forward to continuing to meet your expectations and being a long-term investment partner.

NET ASSET VALUE (NAV)

PRICE PER SHARE $10.00	NAV PER SHARE (ON 3/31/19) $9.71

NAV is calculated on a quarterly basis by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding.

Offering costs can be up to 3.0% of the purchase price. Based on a successful raise, the REIT would ultimately incur the full 3.0%, resulting in a full $0.30 reduction to the $10.00 purchase price and a NAV per share of $9.70.

Investors may expect the future NAV per share to fully reflect the 3.0% offering costs.

Copyright © 2019 RM Adviser, LLC, All rights reserved.

Previous Updates

Please follow the below links to access updates for descriptions of other investments in prior quarters.

Q4 2018 Investor Letter

Q3 2018 Investor Letter

Q2 2018 Investor Letter

Q1 2018 Investor Letter

Q4 2017 Investor Letter

Q3 2017 Investor Letter

Q2 2017 Investor Letter

Q1 2017 Investor Letter

Q4 2016 Investor Letter

We remain excited about all that 2019 has in store for MogulREIT I and our investors. We continue to expand our real estate, technology and investor relations teams and look forward to bringing even more exclusive, highly vetted deals to our clients. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer and Secretary

Date:	May 20, 2019